UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRAFALGAR RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89271V 10 6
(CUSIP Number)

Conn Flanigan 8547 E. Arapahoe Road #J453 Greenwood Village, CO 80112
(303) 953-4245

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89271V 10 6
1.	Names of Reporting Persons HY (HK) Financial Investments Co., Ltd. Kong Xiao Jun
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	X .
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization HY (HK) Financial Investments Co., Ltd. is a Hong Kong limited company. Kong Xiao Jun is a citizen of the People’s Republic of China.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,000,000
	8.	Shared Voting Power: 5,000,000
	9.	Sole Dispositive Power: 5,000,000
	10.	Shared Dispositive Power: 5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 95%
14.	Type of Reporting Person (See Instructions) HY (HK) Financial Investments Co., Ltd. is CO Kong Xiao Jun is IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value of Trafalgar Resources, Inc., a Utah corporation.  The principal office of the Issuer is located at Everbright Centre, Suite 3102, 31st Floor, 108 Gloucester Road, Wanchai, Hong Kong.

Item 2.	Identity and Background

The reporting persons are HY (HK) Financial Investments Co., Ltd and Kong Xiao Jun.

I.

(a) HY (HK) Financial Investments Co., Ltd., shareholder of Issuer.

(b) The principal office address of HY (HK) Financial Investments Co., Ltd. is Everbright Centre, Suite 3102, 31st Floor, 108 Gloucester Road, Wanchai, Hong Kong.

(c) The principal business of HY (HK) Financial Investments Co., Ltd. is investment holding.

(d) During the last five years, HY (HK) Financial Investments Co., Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, HY (HK) Financial Investments Co., Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) HY (HK) Financial Investments Co., Ltd. was formed under the laws of Hong Kong.

II.

(a) Kong Xiao Jun, sole shareholder of HY (HK) Financial Investments Co., Ltd., and Chief Executive Officer of Issuer.

(b) The principal office address of Kong Xiao Jun is Everbright Centre, Suite 3102, 31st Floor, 108 Gloucester Road, Wanchai, Hong Kong.

(c) The principal business of Kong Xiao Jun is investment holding.

(d) During the last five years, Kong Xiao Jun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Kong Xiao Jun has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Kong Xiao Jun is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

On July 13, 2018, HY (HK) Financial Investments Co., Ltd. agreed to purchase an aggregate of 5,000,000 common shares of Trafalgar Resources, Inc. from Anthony Escobar, Sean Escobar, and Anthony Coletti.  HY (HK) Financial Investments Co., Ltd. purchased these common ordinary shares for USD $410,000.00. This transaction gave HY (HK) Financial Investments Co., Ltd. and Kong Xiao Jun control over Trafalgar Resources, Inc.

Item 4.	Purpose of Transaction

The purpose of this transaction between HY (HK) Financial Investments Co., Ltd. and Anthony Escobar, Sean Escobar, and Anthony Coletti was to acquire a controlling interest in the Issuer.

HY (HK) Financial Investments Co., Ltd.

(a)

does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)

will consider an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer;

(c)

does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)

the sole shareholder of HY (HK) Financial Investments Co., Ltd., Kong Xiao Jun was appointed a member of the Issuer’s Board of Directors on July 13, 2018.  He was also appointed as the Issuer’s Chief Executive Officer on July 24, 2018;

(e)

does not plan to increase authorized capital;

(f)

does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)

does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

does not have any plans or proposals for any action similar to any of those enumerated above.

Kong Xiao Jun:

(a)

does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)

will consider extraordinary corporate transactions such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Kong Xiao Jun was appointed a member of the Issuer’s Board of Directors on July 13, 2018.  He was also appointed as the Issuer’s Chief Executive Officer on July 24, 2018;

(e)

does not plan to increase authorized capital;

(f)

does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)

does not plan to change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

does not have any plans or proposals for any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

HY (HK) Financial Investments Co., Ltd.

 (a)  HY (HK) Financial Investments Co., Ltd. beneficially owns 5,000,000 shares of the Issuer’s common stock, representing 95% of the class.

 (b) HY (HK) Financial Investments Co., Ltd. has the sole power to vote and dispose of 5,000,000 shares of the Issuer’s common stock held by it.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by HY (HK) Financial Investments Co., Ltd.

 (e) HY (HK) Financial Investments Co., Ltd. is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Kong Xiao Jun

 (a)  Kong Xiao Jun beneficially owns 5,000,000 shares of the Issuer’s common stock, representing 95% of the class.

 (b) Kong Xiao Jun has the sole power to vote and dispose of 5,000,000 shares of the Issuer’s common stock held by him.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Kong.

 (e) Kong Xiao Jun is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

(The rest of this page is left intentionally blank.)

Item 7.

Material to Be Filed as Exhibits

99.1

     Agreement to File One Statement on Schedule 13D.

99.2

     Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 19, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kong Xiao Jun
Kong Xiao Jun